EMAIL: SFeldman@olshanlaw.com

DIRECT DIAL: 212.451.2234

July 19, 2022

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn.:	Patrick Fullem, Esq., Staff Attorney
Division of Corporation Finance
Office of Manufacturing

Re:	Coyuchi, Inc.
Offering Statement on Form 1-A
Filed May 19, 2022
File No. 024-11888

Ladies and Gentlemen:

On behalf of Coyuchi, Inc., a California corporation (the “Company”), we are filing through EDGAR one complete copy of Amendment No. 1 to the captioned Offering Statement on Form 1-A (the “Offering Statement”), including one complete copy of the exhibits listed as filed therewith.

The amended Offering Statement responds to the comments received from the staff of the U.S. Securities and Exchange Commission (the “SEC”) in its comment letter dated June 15, 2022 with respect to the Company’s Offering Statement filed on May 19, 2022.

Courtesy copies of this letter and the amended Offering Statement (as marked to reflect changes), together with all exhibits, are being provided by email directly to the staff for its convenience (attention: Patrick Fullem, Esq.) in the review of the foregoing documents. To facilitate the staff’s review, the SEC’s comments are reproduced before each of the Company’s responses thereto. All page numbers referred to in this letter correspond to the page numbers of the amended Offering Statement.

Offering Statement on Form 1-A filed May 19, 2022

General

1. You disclose that large investors are entitled to receive a 10% discount on the price paid per share of series C preferred stock, which increases the total number of shares that may be sold by you, and the selling stockholders, in this offering by an additional 1,851,852 shares of series C preferred stock. Please revise the offering statement to clearly disclose the number of series C preferred stock being offered by you, and by the selling stockholders. When calculating the total number of series C preferred stock you, and the selling stockholders, are offering please include the number of discounted shares. Also, please revise your disclosure throughout the offering statement, including the title and table on the cover page, to clearly and consistently state the maximum number of shares of series C preferred stock you, and the selling stockholders are offering.

July 19, 2022

Response: As requested by the staff, the Offering Statement has been revised to clearly disclose the maximum number of shares of series C preferred stock being offered by the Company (now 14,814,815 shares compared to 13,288,888 shares previously), and by the selling stockholders (now 3,703,703 shares compared to 3,377,778 shares previously) after giving effect to the maximum extent of the 10% offering price discount available to large investors. These maximum numbers of shares for the Company and the selling stockholders include the maximum number of discounted shares, which had previously been disclosed separately. This revised disclosure has been made throughout the Offering Statement, including the title and table on the cover page of the Offering Circular. See also “Offering Circular Summary - The Offering” on page 6, “Plan of Distribution and Selling Stockholders” on page 36, and “Description of Securities” on page 71.

2. You disclose on the cover page that the number of shares of common stock issuable upon conversion of series C preferred stock assumes no purchases by large investors. We note series C preferred stock may be convertible within one year. Please revise to include the total amount of underlying shares of common stock. Please refer to Securities Act Sections Compliance and Disclosure Interpretation Question 103.04 for additional guidance.

Response: In accordance with Securities Act Sections Compliance and Disclosure Interpretation Question 103.04, the number of shares of common stock issuable upon conversion of the Company’s series C preferred stock has been revised on the cover page of the Offering Circular to include the total number of underlying shares of common stock after giving effect to the maximum extent of the 10% offering price discount available to large investors, which is 18,518,518 shares of common stock (the series C preferred stock is convertible on a 1-for-1 basis into common stock). See also “Offering Circular Summary - The Offering” on page 6, and “Description of Securities” on page 71.

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July 19, 2022

The Company respectfully requests the staff’s review of the amended Offering Statement to coincide with the Company’s goal of launching its initial public offering by the end of this month.

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to Eileen Mockus, the President and Chief Executive Officer of the Company (tel.: (857) 500-2017) or me (tel.: (212) 451-2234).

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Patrick Fullem, Esq.
Ms. Eileen Mockus